--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                  SCHEDULE TO

           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          QUEST EDUCATION CORPORATION
                       (Name of Subject Company (Issuer))

                                  KAPLAN, INC.
                                      and
                           ODYSSEY ACQUISITION CORP.
    (Name of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     Common Stock, Par Value $.01 Per Share
           (including the associated preferred stock purchase rights)
                         (Title of Class of Securities)

                                  74835F 10 2
                     (CUSIP Number of Class of Securities)

                             Veronica Dillon, Esq.
                                  Kaplan, Inc.
                          Legal Department, 23rd Floor
                               888 Seventh Avenue
                            New York, New York 10106
                                 (212) 492-5825
                 (Name, Address and Telephone Numbers of Person
    Authorized to Receive Notices and Communications on Behalf of the Filing
                                    Persons)

                                   Copies to:
                              John F. Seegal, Esq.
                       Orrick, Herrington & Sutcliffe LLP
                               400 Sansome Street
                            San Francisco, CA 94111
                                 (415) 773-5797

                           CALCULATION OF FILING FEE

---------------------------------------------------------------------------------
---------------------------------------------------------------------------------
           Transaction Valuation*                          Amount of Filing Fee**
---------------------------------------------------------------------------------
                $171,698,399                                      $34,340
---------------------------------------------------------------------------------
---------------------------------------------------------------------------------

 * Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $18.35, the per share tender offer price, by 9,356,861, the sum of (i) 7,964,283 currently outstanding shares of Common Stock sought in the Offer and (ii) outstanding options and warrants with respect to 1,392,578 shares of Common Stock.
** Calculated as 1/50 of 1% of the transaction value.

[_]Check the box if any part of the fee is offset as provided by Rule 0-
   11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  None_________   Filing Party:  Not applicable_________

Form or Registration No.:  Not           Date Filed:  Not applicable___________
applicable____________________________

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

  Check the appropriate boxes below to designate any transactions to which the statement relates:

  [X]third-party tender offer subject to Rule 14d-1.

  [_]issuer tender offer subject to Rule 13e-4.

  [_]going-private transaction subject to Rule 13e-3.

  [_]amendment to Schedule 13D under Rule 13d-2.

  Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Odyssey Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Kaplan, Inc., a Delaware corporation ("Parent"), to purchase all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Quest Education Corporation, a Delaware corporation (the "Company"), together with the associated rights (the "Rights") to purchase Series A Junior Participating Preferred Stock, par value $0.01 per share, issued pursuant to the Preferred Share Purchase Rights Plan Rights Agreement dated as of May 14, 1999, (as amended from time to time, the "Rights Agreement"), between the Company and First Union National Bank, at a purchase price of $18.35 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 28, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1) and (a)(2), respectively, which together with any amendments or supplements thereto, collectively constitute the "Offer." Parent is a wholly owned subsidiary of The Washington Post Company, a Delaware corporation. Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to Rights include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement. This Schedule TO is being filed on behalf of Purchaser and Parent.

  The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1 through 9 and 11 of this Schedule TO. The Agreement and Plan of Merger, dated as of June 26, 2000, among Parent, Purchaser and the Company, a copy of which is attached as Exhibit (d)(1) hereto is incorporated herein by reference with respect to Items 5 and 11 of this Schedule TO.

Item 10. Financial Statements Of Certain Bidders.

  Not applicable.

Item 12. Material To Be Filed As Exhibits.

 (a)(1) Offer to Purchase, dated June 28, 2000.


 (a)(2) Form of Letter of Transmittal.


 (a)(3) Form of Notice of Guaranteed Delivery.


 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
        Banks, Trust Companies and Other Nominees.


 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


 (a)(7) Summary Advertisement as published in The Washington Post on June 28,
        2000.


 (a)(8) Joint Press Release issued by Parent, The Washington Post Company and the Company on June 27, 2000.(1)


 (b)    None.


 (d)(1) Agreement and Plan of Merger, dated as of June 26, 2000, among Parent,
        Purchaser and the Company.


 (d)(2) Non-Disclosure Agreement, dated June 5, 2000, between Parent and the
        Company.


 (d)(3) Tender and Voting Agreement, dated June 26, 2000, between Purchaser and certain directors and stockholders of the Company.

 (d)(4) Tender and Option Agreement, dated June 26, 2000, between Purchaser and certain executives of the Company.


 (g)    None.


 (h)    None.

--------
(1) Incorporated by reference to Parent's Schedule TO-C, filed June 27, 2000.

Item 13. Information Required By Schedule 13e-3.

  Not applicable.

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ODYSSEY ACQUISITION CORP.

                                          /s/ Jonathan N. Grayer

                                          -------------------------------------
                                          Name:Jonathan N. Grayer
                                          Title:President and Chief Executive
                                           Officer

                                          KAPLAN, INC.

                                          /s/ Jonathan N. Grayer

                                          -------------------------------------
                                          Name:Jonathan N. Grayer
                                          Title:President and Chief Executive
                                           Officer

Date: June 28, 2000

                               INDEX TO EXHIBITS

 Exhibit
 Number  Document
 ------- --------
 (a)(1)  Offer to Purchase, dated June 28, 2000.


 (a)(2)  Form of Letter of Transmittal.


 (a)(3)  Form of Notice of Guaranteed Delivery.


 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.


 (a)(5)  Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.


 (a)(6) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


 (a)(7)  Summary Advertisement as published in The Washington Post on June 28,
         2000.


 (a)(8) Joint Press Release issued by Parent, The Washington Post Company and the Company on June 27, 2000.(1)


 (b)     None.


 (d)(1)  Agreement and Plan of Merger, dated as of June 26, 2000, among Parent,
         Purchaser and the Company.


 (d)(2)  Non-Disclosure Agreement, dated June 5, 2000, between Parent and the
         Company.


 (d)(3) Tender and Voting Agreement, dated June 26, 2000, between Purchaser and certain directors and stockholders of the Company.

 (d)(4) Tender and Option Agreement, dated June 26, 2000, between Purchaser and certain executives of the Company.


 (g)     None.


 (h)     None.

--------
(1) Incorporated by reference to Parent's Schedule TO-C, filed June 27, 2000.